VISIUM TECHNOLOGIES, INC.
4094 Majestic Lane, Suite 360
Fairfax, VA 22033
April 13, 2021

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Matthew Crispino, Staff Attorney

Re:	Visium Technologies, Inc.
Registration Statement on Form S-3 Filed April 9, 2021
File No. 333-255146

Dear Mr. Crispino:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Visium Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, April 15, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Visium Technologies, Inc.

/s/ Mark Lucky
Mark Lucky
Chief Executive Officer and Chief Financial Officer